Li-Cycle Holdings Corp.

207 Queens Quay West

Suite 590, Toronto, ON, M5J 1A7

Canada

August 28, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg

Re:	Li-Cycle Holdings Corp. Registration Statement on Form F-3 Filed August 18, 2023 File No. 333-274084

Dear Mr. Levenberg:

Reference is made to the Registration Statement on Form F-3 (File No. 333-274084) filed by Li-Cycle Holdings Corp. (the Company) with the U.S. Securities and Exchange Commission on August 18, 2023 (the Registration Statement).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on August 31, 2023, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Sincerely,

/s/ Ajay Kochhar
Name: Ajay Kochhar
Title: Chief Executive Officer

cc:	Paul M. Tiger, Esq. Andrea M. Basham, Esq.
(Freshfields Bruckhaus Deringer US LLP)